EX-99.77M: Mergers

On August 1, 2011, the Global Tactical Asset Allocation Portfolio (the “Predecessor Fund”), an investment portfolio of the Northern Institutional Funds, was reorganized into the Northern Global Tactical Asset Allocation Fund (the “Fund”), a newly created series of the Northern Funds, pursuant to a Plan of Reorganization approved by the Predecessor Fund’s Board of Trustees on February 17, 2011 (the “Reorganization”). At the time of Reorganization, the Predecessor Fund transferred all its assets to the Fund in exchange for shares of the Fund and the Fund’s assumption of all the liabilities of the Predecessor Fund. Upon closing of the Reorganization, holders of the Predecessor Fund’s Class A, Class C and Class D shares received shares of the Fund. The Reorganization was tax-free.